PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
MARIETTA, OHIO
FINANCIAL STATEMENTS
December 31, 1996


CONSENT OF INDEPENDENT AUDITORS


To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


  We consent to incorporation by reference of our report dated March 24, 1997 relating to the statements of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits with fund information for the years then ended, which appears in Peoples Bancorp Inc.'s Form 11K for 1996.

                          /s/ HARMAN, THOMPSON, MALLORY & ICE, A.C.
                          Harman, Thompson, Mallory & Ice, A.C.
                          Certified Public Accountants


Parkersburg, West Virginia
April 21, 1997



PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN
MARIETTA, OHIO
FINANCIAL STATEMENTS
December 31, 1996


INDEPENDENT ACCOUNTANTS' REPORT

To the Plan Administrative Committee
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


  We have audited the accompanying statement of net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements.   An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

  Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G - Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Parkersburg, West Virginia
March 24, 1997



PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1996

STATEMENT I

                                                                         ====================
                                                                          DECEMBER 31, 1996

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                   PEOPLES       PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL              VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL

ASSETS
  Money Market Funds
    Fidelity U. S. Treasury Income
     Portfolio Fund                    $  7,000   $  5,700    $   10,300    $  4,900   $ 24,700   $  6,400   $  9,800   $   68,800
  Investments, at Fair Value
    Peoples Certificates of Deposit                346,804                                                                 346,804
    Shares of Common/Collective Trusts:
      Peoples Stock Fund EB             907,985                                                                            907,985
      Peoples Special Stock Fund EB                                          329,366                                       329,366
    Shares of Registered Investment Companies:
      Acorn Fund                                                                        247,838                            247,838
      Vanguard 500 Fund                                                                            292,442                 292,442
    Peoples Bancorp Inc. Common Stock                          3,214,689                                                 3,214,689
    Participant Loans Receivable                                                                               145,955     145,955
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL INVESTMENTS              $914,985   $352,504    $3,224,989    $334,266   $272,538   $298,842   $155,755   $5,553,879
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

  Cash, Non-Interest Bearing           $     95   $    398    $       60    $     30   $     42   $      1   $      4   $      630

  Receivables:
    Employer's Contribution            $    544   $    233    $    1,652    $    337   $    376   $    363   $      0   $    3,505
    Participants' Contribution            2,111        779         5,815       1,313      1,676      1,759          0       13,453
    Interest and Dividends                4,292      2,345        20,619       4,259         72         19        483       32,089
    Interfund Transfers Pending             733        214         2,721         303        758      5,272    (10,001)           0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL RECEIVABLES              $  7,680   $  3,571    $   30,807    $  6,212   $  2,882   $  7,413   $ (9,518)  $   49,047
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ASSETS                           $922,760   $356,473    $3,255,856    $340,508   $275,462   $306,256   $146,241   $5,603,556
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

LIABILITIES
  Excess Contribution Payable          $      0   $      0    $        0    $      0   $      0   $      0   $  1,304   $    1,304
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL LIABILITIES                      $      0   $      0    $        0    $      0   $      0   $      0   $  1,304   $    1,304
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS      $922,760   $356,473    $3,255,856    $340,508   $275,462   $306,256   $144,937   $5,602,252
                                       ========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.





PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1995

STATEMENT II

                                                                         ====================
                                                                          DECEMBER 31, 1995

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                   PEOPLES       PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL              VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL
ASSETS
  Money Market Funds
    Fidelity U. S. Treasury Income
     Portfolio Fund                    $  7,400   $  5,700    $    9,400    $  4,700   $  5,100   $  2,300   $  4,500   $   39,100
  Investments, at Fair Value
    Peoples Certificates of Deposit                342,804                                                                 342,804
    Shares of Common/Collective Trusts:
      Peoples Stock Fund EB             655,079                                                                            655,079
      Peoples Special Stock Fund EB                                          212,604                                       212,604
    Shares of Registered Investment Companies:
      Acorn Fund                                                                         37,527                             37,527
      Vanguard 500 Fund                                                                             50,278                  50,278
    Peoples Bancorp Inc. Common Stock                          2,705,724                                                 2,705,724
    Participant Loans Receivable                                                                               92,775       92,775
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL INVESTMENTS              $662,479   $348,504    $2,715,124    $217,304   $ 42,627   $ 52,578   $ 97,275   $4,135,891
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

  Cash, Non-Interest Bearing           $     61   $     49    $       53    $      3   $     73   $     17   $ 18,080   $   18,336

  Receivables:
    Employer's Contribution            $    172   $     32    $      237    $    104   $     16   $     18   $      0   $      579
    Interest and Dividends               11,190      2,903        19,454       1,887         53         65                  35,552
    Interfund Transfers Pending           6,019      1,666        11,024       1,813        989        862    (22,373)           0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
        TOTAL RECEIVABLES              $ 17,381   $  4,601    $   30,715    $  3,804   $  1,058   $    945   $(22,373)  $   36,131
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ASSETS                           $679,921   $353,154    $2,745,892    $221,111   $ 43,758   $ 53,540   $ 92,982   $4,190,358
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

LIABILITIES
  Excess Contribution Payable          $  4,090   $      0    $    5,968    $    589   $    834   $    834   $      0   $   12,315
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL LIABILITIES                      $  4,090   $      0    $    5,968    $    589   $    834   $    834   $      0   $   12,315
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS      $675,831   $353,154    $2,739,924    $220,522   $ 42,924   $ 52,706   $ 92,982   $4,178,043
                                       ========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.




PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1996

STATEMENT III

                                                                         ====================
                                                                          DECEMBER 31, 1996

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                   PEOPLES       PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL             VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value of Investments     $148,766   $      0    $  606,012    $ 44,369   $   (987)  $ 28,529   $      0   $  826,689
    Interest                                833     20,598           926         251        420        492     13,761       37,281
    Dividends                            17,542          0        78,689       5,912     23,545      5,265          0      130,953
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL INVESTMENT INCOME          $167,141   $ 20,598    $  685,627    $ 50,532   $ 22,978   $ 34,286   $ 13,761   $  994,923
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Contributions:
  Participants'                        $ 67,873   $ 32,742    $  175,230    $ 37,977   $102,268   $ 88,567   $      0   $  504,657
  Employer's                             12,693      5,426        38,210       6,572      7,898      7,875          0       78,674
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL CONTRIBUTIONS              $ 80,566   $ 38,168    $  213,440    $ 44,549   $110,166   $ 96,442   $      0   $  583,331
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ADDITIONS                        $247,707   $ 58,766    $  899,067    $ 95,081   $133,144   $130,728   $ 13,761   $1,578,254
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants        $ 21,071   $ 21,103    $   94,893    $  3,466   $  1,744   $  7,960   $  3,808   $  154,045
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL DEDUCTIONS                       $ 21,071   $ 21,103    $   94,893    $  3,466   $  1,744   $  7,960   $  3,808   $  154,045
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Net Increase Prior to Interfund
  Transfers                            $226,636   $ 37,663    $  804,174    $ 91,615   $131,400   $122,768   $  9,953   $1,424,209
Interfund Transfers                      20,293    (34,344)     (288,242)     28,371    101,138    130,782     42,002            0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      NET INCREASE (DECREASE)          $246,929   $  3,319    $  515,932    $119,986   $232,538   $253,550   $ 51,955   $1,424,209
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                     675,831    353,154     2,739,924     220,522     42,924     52,706     92,982    4,178,043
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
END OF YEAR                            $922,760   $356,473    $3,255,856    $340,508   $275,462   $306,256   $144,937   $5,602,252
                                       ========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.




PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

DECEMBER 31, 1995

STATEMENT IV


                                                                         ====================
                                                                          DECEMBER 31, 1995

                                                                         PARTICIPANT DIRECTED
                                                                         ====================
                                                    PEOPLES      PEOPLES      PEOPLES
                                        PEOPLES  CERTIFICATES  BANCORP INC.   SPECIAL             VANGUARD
                                        EQUITY    OF DEPOSIT   COMMON STOCK    STOCK     ACORN      500
                                         FUND        FUND         FUND         FUND       FUND      FUND       OTHER       TOTAL

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation)
      in Fair Value of Investments     $129,017   $      0    $  205,902    $ 23,037   $ (2,373)  $ (4,110)  $      0   $  351,473
    Interest                                377     22,958           949         346        161        201      7,180       32,172
    Dividends                            22,320          0        68,970       4,493      2,815          0          0        4,158
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL INVESTMENT INCOME          $151,714   $ 22,958    $  275,821    $ 27,876   $    603   $    249   $  7,180   $  486,401
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Contributions:
  Participants'                        $ 71,800   $ 30,634    $  203,744    $ 46,239   $  3,939   $  3,508   $      0   $  359,864
  Employer's                             14,086      7,499        51,523       7,993      1,044      1,022          0       83,167
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      TOTAL CONTRIBUTIONS              $ 85,886   $ 38,133    $  255,267    $ 54,232   $  4,983   $  4,530   $      0   $  443,031
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

TOTAL ADDITIONS                        $237,600   $ 61,091    $  531,088    $ 82,108   $   5,586  $  4,779   $  7,180   $  929,432
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants        $ 15,689   $ 26,106    $  148,973    $  3,482   $      0   $      0   $  5,608   $  199,858
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
TOTAL DEDUCTIONS                       $ 15,689   $ 26,106    $  148,973    $  3,482   $      0   $      0   $  5,608   $  199,858
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

Net Increase Prior to Interfund
  Transfers                            $221,911   $ 34,985    $  382,115    $ 78,626   $  5,586   $  4,779   $  1,572   $  729,574
Interfund Transfers                     (88,763)   (36,525)      (41,757)     26,952     37,338     47,927     54,828            0
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
      NET INCREASE (DECREASE)          $133,148   $ (1,540)   $  340,358    $105,578   $ 42,924   $ 52,706   $ 56,400   $  729,574
                                       --------   --------    ----------    --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                     542,683    354,694     2,399,566     114,944          0          0     36,582    3,448,469
                                       --------   --------    ----------    --------   --------   --------   --------   ----------
END OF YEAR                            $675,831   $353,154    $2,739,924    $220,522   $ 42,924   $ 52,706   $ 92,982   $4,178,043
                                       ========   ========    ==========    ========   ========   ========   ========   ==========


The accompanying notes are an integral part of these financial statements.



PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1996


NOTE 1:  DESCRIPTION OF PLAN
----------------------------
  The following brief description of Peoples Bancorp Inc.
Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
  The Plan is a defined contribution plan covering substantially all employees of Peoples Bancorp Inc. and its Subsidiaries (The Peoples Banking and Trust Company and The First National Bank of Southeastern
Ohio). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA. The Trustee of the Plan is The Peoples Banking and Trust Company.

Eligibility
-----------
  Employees are eligible to participate in the Plan if they work 1,000 hours or more during the year, beginning the first calendar quarter after employment full time or upon reaching 1,000 hours part time. Employees may join the Plan on any calendar quarter January 1, April 1, July 1, or October 1.

Contributions
-------------
  Participants may elect to contribute up to 15% of pretax annual compensation and an additional 10% of after tax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. In addition, Peoples Bancorp Inc. or its Subsidiaries will make a matching contribution on the employee's behalf. The amount of this matching contribution will be determined each year by the Employer's Board of Directors. For 1996 and 1995, the Employer's matching was 50% of the employee's contribution, up to a maximum of 3% of the employee's annual compensation.

Participant Accounts
--------------------
  Each participant's account is credited with the participant's contribution and allocations of the Employer's matching contribution and Plan earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
  Participants are immediately fully vested in their voluntary contributions, the Employer's matching contributions, and actual earnings thereon.

Investment Options
------------------
  Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

  - The Peoples Equity Fund is a common stock fund which consists of a diversified portfolio of high-quality common stocks.

  - The Peoples Certificate of Deposit Fund is a fixed income fund which consists of investments in deposit instruments of The Peoples Banking and Trust Company.

  - The Peoples Bancorp Inc. Stock Fund consists of common shares of
    Peoples Bancorp Inc. If the participant invests in common shares of the Employer, the participant is entitled to vote proxies representing Employer common shares equal to the number of whole common shares in the participant's account and, when entitled to a distribution, may elect to receive common shares instead of cash.

  - The Peoples Special Stock Fund is a common stock fund which consists of a diversified portfolio of small company common stocks and common stock mutual funds.

  - The Acorn Fund is a common stock fund managed by Wanger Asset
    Management, L.P. which consists of a diversified portfolio of common stocks of small and medium sized companies in the United States and overseas.

  - The Vanguard S&P 500 Index Fund is a common stock fund managed by the Vanguard Group of Investment Companies which consists of a diversified portfolio of common stocks of large companies in the United States.

Participants may change their investment options quarterly.

Participant Loans Receivable
----------------------------
  Participants may apply for a loan from their account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase a principal residence.

Payment of Benefits
-------------------
  The participant's benefit will equal the sum of the salary deferral, the voluntary nondeductible contribution, the rollover contribution, and the Employer's matching contribution plus net income and net losses resulting from the investment of these amounts as valued on the valuation date as defined. Payment of such amounts upon termination of employment may be deferred until the participant reaches normal retirement, becomes eligible for early retirement benefits, terminates employment prior to retirement, becomes disabled, or dies. If the benefit is $3,500 or less, the benefit will be paid in a lump-sum payment. If the benefit exceeds $3,500, the participant may elect to have benefits paid in a lump-sum payment or in equal installments over a fixed period of time not to exceed ten years.

  If a participant dies without a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to a designated beneficiary. If a participant dies with a surviving spouse, either before or after retirement, but before a complete distribution of their accounts, then the full value of the participant's accounts will be paid to the surviving spouse.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------

Basis of Accounting
-------------------
  The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------
  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------
  Shares of the common/collective trusts, Peoples Stock Fund EB and Peoples Special Stock Fund EB, are valued at the Plan's proportionate share of net shares of the fund as of the most recent valuation date.

  Shares of the registered investment companies, Acorn Fund and Vanguard 500 Fund, are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

  Investment in Peoples Bancorp Inc. common stock is carried at quoted market prices.

  The investment in The Peoples Banking and Trust Company certificates of deposit and the participant loans are recorded at cost which approximates fair market value.

  Dividends and interest received from investments are recorded as earned on an accrual basis.

  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
-------------------
  Benefits are recorded when paid.



NOTE 3:   INVESTMENTS
---------------------

  The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk.

                                              DECEMBER 31,
                                       1996                   1995
                              ----------------------------------------------
                                 UNITS    FAIR VALUE    UNITS     FAIR VALUE

INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE
  Fidelity U.S. Treasury
   Income Portfolio Fund          68,800  $   68,800      39,100  $   39,100
  Acorn Fund                  16,478.620     247,838   2,759.336      37,527
* Vanguard 500 Fund            4,228.481     292,442     872.879      50,278
* Peoples Bancorp Inc.
   Common Stock                  121,309   3,214,689     114,528   2,705,724
                                          ----------              ----------
                                          $3,823,769              $2,832,629
                                          ----------              ----------

INVESTMENTS AT ESTIMATED FAIR VALUE
* Peoples Certificates of
   Deposit                       346,804  $  346,804     342,804  $  342,804
* Peoples Stock Fund EB           12,922     907,985      11,232     655,079
* Peoples Special Stock Fund EB    8,845     329,366       6,702     212,604
  Participants Loans Receivable  145,955     145,955      92,775      92,775
                                          ----------              ----------
                                          $1,730,110              $1,303,262
                                          ----------              ----------
TOTAL INVESTMENTS                         $5,553,879              $4,135,891
                                          ==========              ==========


  The Plan was issued 10,366 shares of Peoples Bancorp Inc. common stock on October 25, 1996 for a 10% stock dividend.

  During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $826,689 as follows:

                                                      1996
                                                  APPRECIATION
                                                 (DEPRECIATION)
CHANGES IN INVESTMENTS REPORTED AT FAIR
VALUE AS DETERMINED BY QUOTED PRICE
  Acorn Fund                                        $   (987)
  Vanguard 500 Fund                                   28,529
  Peoples Bancorp Inc. Common Stock                  606,012
                                                    --------
                                                    $633,554
                                                    --------
CHANGES IN INVESTMENTS REPORTED
AT ESTIMATED FAIR VALUE
  Peoples Stock Fund EB                             $148,766
  Peoples Special Fund EB                             44,369
                                                    --------
                                                    $193,135
                                                    --------

NET CHANGE IN FAIR VALUE                            $826,689
                                                    ========


NOTE 4:  RELATED PARTY TRANSACTIONS
-----------------------------------
  Certain Plan investments such as certificates of deposit and shares in the common/collective trusts are managed by The Peoples Banking and Trust Company, a subsidiary of Peoples Bancorp Inc. The Peoples Banking and Trust Company is also the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


NOTE 5:  PAYMENT OF EXPENSES
----------------------------
  The Corporation elected to pay all the administrative expenses and investment costs of the Plan. Should the Corporation elect not to pay all or part of such expenses, the Trustee then pays these expenses from the Plan.


NOTE 6:  PLAN TERMINATION
-------------------------
  Although it has not expressed any intent to do so, Peoples Bancorp Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 7:  TAX STATUS
-------------------
  The Internal Revenue Service has determined and informed the Corporation by letter dated July 25, 1996, stating that the Plan constitutes a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under the provisions of Section 501(a). The Plan has not been amended since receiving the determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



SUPPLEMENTAL INFORMATION
Form 5500 - Schedule G

Department of the Treasury -- Internal Revenue Service
Department of Labor -- Pension and Welfare Benefits Administration

OMB No. 1210-0016
1996

Name of plan sponsor as shown on line 1a of Form 5500
        PEOPLES BANCORP INC.

Employer identification number
        31-0987416

Name of plan
        PEOPLES BANCORP INC. RETIREMENT SAVINGS PLAN

Three-digit plan number
        002

PART I
======
Schedule of Assets Held for Investment Purposes-See Form 5500, Item 27a.

                               Description of
  Identity of               investment including
issue, borrower,           maturity date, rate of
  lessor, or               interest, collateral,                   Current
 similar party             par or maturity value         Cost       Value
-----------------------  ---------------------------  ----------  ----------
FIDELITY U.S. TREASURY   MONEY MARKET FUND
  INCOME PORTFOLIO FUND    39,100 SHARES              $   39,100  $   39,100

THE PEOPLES BANKING AND  CERTIFICATES OF DEPOSIT
  TRUST COMPANY            6.00% DUE 02/26/97             47,500      47,500
                           6.85% DUE 05/05/97             20,000      20,000
                           6.85% DUE 06/05/97             10,000      10,000
                           6.85% DUE 07/18/97             15,900      15,900
                           5.60% DUE 06/14/98             14,804      14,804
                           5.35% DUE 10/19/98              1,800       1,800
                           5.10% DUE 11/05/98             12,000      12,000
                           5.10% DUE 12/10/98             19,000      19,000
                           5.60% DUE 12/14/98             13,000      13,000
                           6.03% DUE 01/04/99             28,000      28,000
                           6.00% DUE 03/02/99             34,700      34,700
                           5.05% DUE 04/19/99             10,000      10,000
                           6.27% DUE 05/19/99             23,000      23,000
                           6.10% DUE 06/29/99             26,000      26,000
                           6.10% DUE 07/05/99             17,000      17,000
                           5.60% DUE 07/27/99             15,400      15,400
                           6.10% DUE 08/31/99             16,700      16,700
                           6.10% DUE 09/14/99             22,000      22,000

PEOPLES STOCK FUND EB    COMMON/COLLECTIVE TRUST
                           12,922 SHARES                 573,939     907,985

PEOPLES SPECIAL STOCK    COMMON/COLLECTIVE TRUST
  FUND EB                  8,845 SHARES                  264,607     329,366

ACORN FUND               REGISTERED INVESTMENT
                           COMPANY
                           16,478.620 SHARES             251,082     247,838

VANGUARD 500 FUND        REGISTERED INVESTMENT
                           COMPANY
                           4,228.481 SHARES              264,035     292,442

PEOPLES BANCORP INC.     COMMON STOCK
                           121,309 SHARES              1,502,547   3,214,689

LOANS TO PARTICIPANTS    VARIED TERMS THROUGH 2001
                           VARIED INTEREST RATES
                           FROM 8.0% - 11.0%                   0     145,955
                                                      ----------  ----------
  TOTAL INVESTMENTS                                   $3,417,769  $5,553,879
                                                      ==========  ==========


PART II
=======
Schedule of Assets Held for Investment Purposes That Were Both Acquired And Disposed of Within The Plan Year - See Form 5500, Items 27a.

        NONE


PART III
========
Schedule of Loans or Fixed Income Obligations - See Form 5500, Item 27b

        NONE


PART IV
=======
Schedule of Leases in Default or Classified as Uncollectible -
Form 5500, Item 27c.

        NONE


PART V
======
Schedule of Reportable Transactions - See Form 5500, Line 27d.



                Description of
                asset (include                                    Expense               Current Value
 Identity of   interest rate and                                 incurred                of asset on
    party      maturity in case   Purchase    Selling   Lease      with       Cost of    transaction   Net gain
  involved        of a loan)        price      price    rental  transaction    asset        date       or (loss)
-------------  -----------------  ---------  ---------  ------  -----------  ---------  -------------  ---------
FIDELITY U.S.  MONEY MARKET FUND
 TREASURY
 INCOME        NUMBER OF
 PORTFOLIO      PURCHASES 296     1,880,800                         0                     1,880,800
 FUND          NUMBER OF
                SALES 183                    1,851,100              0        1,851,100    1,851,100        0

PEOPLES        COMMON STOCK
 BANCORP INC.
               NUMBER OF
                PURCHASES 7          92,254                         0                        92,254
               NUMBER OF
                SALES 7                        189,303              0          104,317      189,303      84,986

ACORN FUND     REGISTERED
                INVESTMENT
                COMPANY

               NUMBER OF
                PURCHASES 16        212,799                         0                       212,799
               NUMBER OF
                SALES 1                          1,500              0            1,617        1,500        (117)

VANGUARD       REGISTERED
 INDEX          INVESTMENT
 TRUST 500      COMPANY

               NUMBER OF
                PURCHASES 15        213,635                         0                       213,635



PART VI
=======
Schedule of Nonexempt Transactions - See Form 5500, Item 27e.

        NONE


PART VII
========
Schedule of Nonexempt Transactions - See Form 5500, Item 27f.

        NONE



PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN
MARIETTA, OHIO
FINANCIAL STATEMENTS
DECEMBER 31, 1996

TABLE OF CONTENTS

                                                        STATEMENT    PAGE

Independent Accountants' Report                                       1

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1996               I          2

Statement of Net Assets Available for Benefits
  With Fund Information at December 31, 1995               II         3

Statement of Changes in Net Assets Available for
  Benefits With Fund Information for the Year Ended
  December 31, 1996                                        III        4

Statement of Changes in Net Assets Available for
  Benefits With Fund Information for the Year Ended
  December 31, 1995                                        IV         5

Notes to Financial Statements                                       6-11


SUPPLEMENTAL INFORMATION

Form 5500 - Schedule G                                             13-17